UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 5)*

Under the Securities Exchange Act of 1934

Alibaba Group Holding Limited

(Name of Issuer)

American Depositary Shares (ADS), each representing

eight ordinary shares, par value $0.000003125 per share

(Title of Class of Securities)

01609W102**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to the American Depositary Shares, each representing eight ordinary shares, par value $0.000003125 per share. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01609W102		13G

1.	Name of Reporting Persons: Jack Yun Ma

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 895,691,248

	6.	Shared Voting Power: 440,000,000

	7.	Sole Dispositive Power: 3,160,000

	8.	Shared Dispositive Power: 400,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,335,691,248

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 6.2% (1)

12.	Type of Reporting Person (See Instructions): IN

(1) Calculations are based on 21,470,018,792 ordinary shares of the Issuer (“Ordinary Shares”) outstanding, as of December 31, 2019. On July 30, 2019, the Issuer effected a 1-for-8 stock split of the Ordinary Shares (the “Stock Split”). The amount of securities reported on this Schedule 13G/A reflects the Stock Split.

CUSIP No. 01609W102		13G

1.	Name of Reporting Persons: Joseph C. Tsai

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 280,822,480

	6.	Shared Voting Power: 440,000,000

	7.	Sole Dispositive Power: 280,822,480

	8.	Shared Dispositive Power: 400,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 720,822,480

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 3.4% (1)

12.	Type of Reporting Person (See Instructions): IN

(1) Calculations are based on 21,470,018,792 Ordinary Shares outstanding, as of December 31, 2019. The amount of securities reported on this Schedule 13G/A reflects the Stock Split.

CUSIP No. 01609W102		13G

1.	Name of Reporting Persons: Clara Wu Ming-Hua

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,280,000

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,280,000

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,280,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0% (1)

12.	Type of Reporting Person (See Instructions): IN

(1) Calculations are based on 21,470,018,792 Ordinary Shares outstanding, as of December 31, 2019. The amount of securities reported on this Schedule 13G/A reflects the Stock Split.

CUSIP No. 01609W102		13G

1.	Name of Reporting Persons: APN Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 400,000,000

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 400,000,000

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 400,000,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 1.9% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 21,470,018,792 Ordinary Shares outstanding, as of December 31, 2019. The amount of securities reported on this Schedule 13G/A reflects the Stock Split.

CUSIP No. 01609W102		13G

1.	Name of Reporting Persons: Jack Ma Philanthropic Foundation

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Island of Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 167,182,736

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 167,182,736

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.8% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 21,470,018,792 Ordinary Shares outstanding, as of December 31, 2019. The amount of securities reported on this Schedule 13G/A reflects the Stock Split.

CUSIP No. 01609W102

1.	Name of Reporting Persons: JC Properties Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 374,943,904

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 374,943,904

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 374,943,904

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 1.7% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 21,470,018,792 Ordinary Shares outstanding, as of December 31, 2019. The amount of securities reported on this Schedule 13G/A reflects the Stock Split.

CUSIP No. 01609W102		13G

1.	Name of Reporting Persons: Joe and Clara Tsai Foundation Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Island of Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 41,458,344

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 41,458,344

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,458,344

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.2% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 21,470,018,792 Ordinary Shares outstanding, as of December 31, 2019. The amount of securities reported on this Schedule 13G/A reflects the Stock Split.

CUSIP No. 01609W102		13G

1.	Name of Reporting Persons: JSP Investment Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 350,404,608

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 350,404,608

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 350,404,608

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 1.6% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 21,470,018,792 Ordinary Shares outstanding, as of December 31, 2019. The amount of securities reported on this Schedule 13G/A reflects the Stock Split.

CUSIP No. 01609W102		13G

1.	Name of Reporting Persons: Parufam Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 153,385,672

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 153,385,672

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 153,385,672

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.7% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 21,470,018,792 Ordinary Shares outstanding, as of December 31, 2019. The amount of securities reported on this Schedule 13G/A reflects the Stock Split.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: PMH Holding Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 72,985,424

	6.	Shared Voting Power : 0

	7.	Sole Dispositive Power: 72,985,424

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 72,985,424

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.3% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 21,470,018,792 Ordinary Shares outstanding, as of December 31, 2019. The amount of securities reported on this Schedule 13G/A reflects the Stock Split.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: Ying Capital Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 83,591,368

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 83,591,368

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 83,591,368

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.4% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 21,470,018,792 Ordinary Shares outstanding, as of December 31, 2019. The amount of securities reported on this Schedule 13G/A reflects the Stock Split.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: Yun Capital Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power : 83,591,368

	6.	Shared Voting Power : 0

	7.	Sole Dispositive Power : 83,591,368

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 83,591,368

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.4% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 21,470,018,792 Ordinary Shares outstanding, as of December 31, 2019. The amount of securities reported on this Schedule 13G/A reflects the Stock Split.

STATEMENT ON SCHEDULE 13G

Item 1. (a).	Name of Issuer Alibaba Group Holding Limited, a Cayman Islands company (the “Issuer”).
Item 1. (b).	Address of Issuer’s Principal Executive Offices: c/o Alibaba Group Services Limited 26/F Tower One, Times Square 1 Matheson Street, Causeway Bay Hong Kong S.A.R.

Item 2(a).

Name of Person Filing
This Amendment No. 5 to the Schedule 13G filed on February 17, 2015 (the “Schedule 13G”), as amended by Amendment No. 1 thereto filed on February 16, 2016, Amendment No. 2 thereto filed on February 14, 2017, Amendment No. 3 thereto filed on February 14, 2018 and Amendment No. 4 thereto filed on February 14, 2019, is filed on behalf of Jack Yun Ma, Joseph C. Tsai and Clara Wu Ming-Hua; APN Ltd., a Cayman Islands company; Jack Ma Philanthropic Foundation, an Island of Jersey trust; JC Properties Limited, a British Virgin Islands company; Joe and Clara Tsai Foundation Limited, an Island of Guernsey company; JSP Investment Limited, a British Virgin Islands company; Parufam Limited, a Bahamas corporation; PMH Holding Limited, a British Virgin Islands company; Ying Capital Limited, a British Virgin Islands company; and Yun Capital Limited, a British Virgin Islands company.

Jack Yun Ma, Joseph C. Tsai, Clara Wu Ming-Hua, APN Ltd., Jack Ma Philanthropic Foundation, JC Properties Limited, Joe and Clara Tsai Foundation Limited, JSP Investment Limited, Parufam Limited, PMH Holding Limited, Ying Capital Limited and Yun Capital Limited are collectively referred to herein as the “Reporting Persons.”

Item 2(b).

Address of Principal Business Office
The principal business address for Jack Yun Ma is 969 West Yi Road, Yu Hang District, Hangzhou 311121, the People’s Republic of China.

The principal business address for each of Joseph C. Tsai and Clara Wu Ming-Hua is c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R.

The principal business address for APN Ltd. is Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands.

The principal business address for Jack Ma Philanthropic Foundation is HSBC House, Esplanade, St Helier, Jersey JE1 1GT.

The principal business address for JC Properties Limited is Woodbourne Hall, Road Town, Tortola, British Virgin Islands.

The principal business address for JSP Investment Limited is P.O. Box 916, Woodbourne Hall, Road Town, Tortola, British Virgin Islands.

The principal business address for Joe and Clara Tsai Foundation Limited is Helvetia Court, South Esplanade, St Peter Port, Guernsey GY1 4EE.

The principal business address for Parufam Limited is Suite 200B, 2nd Floor, Centre of Commerce, One Bay Street, P.O. Box N-3944, Nassau, Bahamas.

The principal business address for each of Ying Capital Limited and Yun Capital Limited is Woodbourne Hall, Road Town, Tortola, British Virgin Islands.

Item 2(c).	Citizenship See Item 4 of each cover page.
Item 2(d).

Title of Class of Securities:
American Depositary Shares (“ADS”), each representing eight Ordinary Shares, par value $0.000003125 per share (each, an “Ordinary Share”). References herein to the number of Ordinary Shares beneficially owned by the Reporting Persons may include ADS beneficially owned by such persons.

Item 2(e).	CUSIP Number: 01609W102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.

All information is as of December 31, 2019. Beneficial ownership for the purposes of this Schedule 13G is defined in accordance with Rule 13d-3(a) promulgated under the Securities and Exchange Act of 1934, as amended. The beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (1) voting power, which includes the power to vote, or direct the voting of, such security; and/or (2) investment power, which includes the power to dispose of, or direct the disposition of, such security.

(a)

Beneficial Ownership:

The information required by Items 4(a) — (c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person. On July 30, 2019, the Issuer effected a 1-for-8 stock split of the Ordinary Shares (the “Stock Split”). All amounts of securities reported on this Schedule 13G/A reflect the Stock Split.

Voting Agreement

The Issuer, Jack Yun Ma, Joseph Tsai, Altaba Inc. (f/k/a Yahoo! Inc.), SoftBank Group Corp. (f/k/a SoftBank Corp.), and each such shareholder’s Subordinate Shareholders (as defined therein) are parties to a Voting Agreement, dated as of September 18, 2014 (the “Voting Agreement”). Pursuant to the Voting Agreement, the parties thereto agreed, among other things, that:

•                  SoftBank Group Corp. be permitted to nominate one director to the Issuer’s board of directors for so long as SoftBank Group Corp. and certain of its affiliates own 15% or more of the Issuer’s outstanding Ordinary Shares;

•                  SoftBank Group Corp. will (i) vote its Ordinary Shares in favor of the election of persons nominated to be directors by Lakeside Partners, L.P., a Cayman limited partnership (the “Alibaba Partnership”) until SoftBank Group Corp. and certain of its affiliates own less than 15% of the Issuer’s outstanding Ordinary Shares and (ii) grant the voting power of any portion of its holdings in Ordinary Shares exceeding 30% of the Issuer’s outstanding Ordinary Shares to Jack Yun Ma and Joseph Tsai by proxy (although on December 31, 2019, SoftBank Group Corp. owned less than 30% of the Issuer’s outstanding Ordinary Shares and, therefore, Jack Yun Ma and Joseph Tsai did not have voting power over any Ordinary Shares held by SoftBank Group Corp.);

•                  Altaba Inc. will (i) vote any Ordinary Shares owned by Altaba Inc. or certain of its affiliates in favor of the election of all of the Alibaba Partnership’s director nominees and the SoftBank Group Corp. director nominee for so long as SoftBank Group Corp. and certain of its affiliates own 15% or more of the Issuer’s outstanding Ordinary Shares and (ii) grant the voting power over any Ordinary Shares it owns, up to 972,000,000 Ordinary Shares (as adjusted to give effect to the Stock Split), to Jack Yun Ma and Joseph Tsai by proxy (as of December 31, 2019, Altaba Inc. held 40,000,000 Ordinary Shares); and

•                  Jack Yun Ma and Joseph Tsai will each vote the Ordinary Shares they own and any other Ordinary Shares over which they hold voting rights in favor of the election of the SoftBank Group Corp. director nominee for so long as SoftBank Group Corp. and certain of its affiliates own 15% or more of the Issuer’s outstanding Ordinary Shares.

SoftBank Group Corp.’s and Altaba Inc.’s proxy obligations described in clause (ii) in the second bullet and the third bullet above, respectively, shall (1) not apply in respect of any proposal submitted to the Issuer’s shareholders that may result in an issuance of Ordinary Shares or other equity interests of the Issuer, including securities exchangeable or convertible into Ordinary Shares, that would increase the amount of the Issuer’s then-outstanding Ordinary Shares by 3% or more and (2) terminate when Jack Yun Ma owns less than 1% of the Issuer’s issued and outstanding Ordinary Shares on a fully diluted basis or if the Issuer materially breaches the Voting Agreement.

Based on the voting arrangements among the parties to the Voting Agreement described above and certain relationships described below, each of Jack Yun Ma, Joseph Tsai, Altaba Inc., SoftBank Group Corp., West Raptor Holdings LLC and Skywalk Finance GK may be deemed to be members of a group that may have been deemed to beneficially own the following Ordinary Shares as of December 31, 2019:

•                  3,927,476,568 Ordinary Shares held directly by SoftBank Group Corp.;

•                  102,590,400 Ordinary Shares held directly by West Raptor Holdings LLC, an affiliate of SoftBank Group Corp.;

•                  1,360,000,000 Ordinary Shares held directly by Skywalker Finance GK, an affiliate of SoftBank Group Corp.;

•                  40,000,000 Ordinary Shares held directly by U.S. Bank National Association, as custodian for Altaba Inc.;

•                  3,160,000 Ordinary Shares held directly by Jack Yun Ma;

•                  12,993,040 Ordinary Shares held directly by Joseph Tsai;

•                  1,280,000 Ordinary Shares held directly by Clara Wu Ming-Hua, Joseph Tsai’s spouse;

 •               400,000,000 Ordinary Shares held directly by APN Ltd. (see the section below entitled “—APN Ltd.” for more information about these Ordinary Shares);

•                  374,943,904 Ordinary Shares held directly by JC Properties Limited (see the section below entitled “—JC Properties Limited” for more information about these Ordinary Shares);

•                  41,458,344 Ordinary Shares held directly by Joe and Clara Tsai Foundation Limited (see the section below entitled “—Joe and Clara Tsai Foundation Limited” for more information about these Ordinary Shares).

•                  350,404,608 Ordinary Shares held directly by JSP Investment Limited (see the section below entitled “—JSP Investment Limited” for more information about these Ordinary Shares);

•                  153,385,672 Ordinary Shares held directly by Parufam Limited (see the section below entitled “—Parufam Limited” for more information about these Ordinary Shares);

•                  72,985,424 Ordinary Shares held directly by PMH Holding Limited (see the section below entitled “—PMH Holding Limited” for more information about these Ordinary Shares);

•                  83,591,368 Ordinary Shares held directly by Ying Capital Limited (see the section below entitled “—Ying Capital Limited and Yun Capital Limited” for more information about these Ordinary Shares); and

 •               83,591,368 Ordinary Shares held directly by Yun Capital Limited (see the section below entitled “—Ying Capital Limited and Yun Capital Limited” for more information about these Ordinary Shares).

 The Reporting Persons have been advised by representatives of Altaba Inc. that as of December 31, 2019, Altaba Holdings Hong Kong Limited (f/k/a Yahoo! Hong Kong Holdings Limited) and Altaba HK MC Limited, affiliates of Altaba Inc., no longer beneficially owned any Ordinary Shares.

APN Ltd.

As of December 31, 2019, APN Ltd. directly held 400,000,000 Ordinary Shares. Jack Yun Ma is the majority equityholder, Joseph Tsai the minority equityholder and Jack Yun Ma and Joseph Tsai are directors of APN Ltd. Accordingly, Jack Yun Ma and Joseph Tsai may have been deemed to share voting and dispositive power over the Ordinary Shares owned by APN Ltd. and therefore, be deemed to beneficially own such Ordinary Shares. APN Ltd. has granted Joseph Tsai a revocable proxy to vote 120,000,000 Ordinary Shares (as adjusted for the Stock Split) owned by APN Ltd.

JC Properties Limited

As of December 31, 2019, JC Properties Limited directly held 374,943,904 Ordinary Shares. Cathy Ying Zhang, Jack Yun Ma’s spouse, is the sole director of JC Properties Limited and may, therefore, have been deemed to beneficially own such Ordinary Shares. JC Properties Limited and Cathy Ying Zhang on its behalf have granted Jack Yun Ma a revocable proxy to vote the Ordinary Shares owned by JC Properties Limited.

Joe and Clara Tsai Foundation Limited

As of December 31, 2019, the Joe and Clara Tsai Foundation Limited directly held 41,458,344 Ordinary Shares. These Ordinary Shares were acquired upon the exercise of certain options granted by the Issuer. For each of the eight years beginning September 18, 2015, the Joe and Clara Tsai Foundation Limited may sell up to 15,000,000 Ordinary Shares (as adjusted for the Stock Split) per year acquired from the exercise of such options (plus any Ordinary Shares acquired pursuant to such options not sold in prior years). Joseph Tsai has the sole power to direct voting and investment decisions with respect to the Ordinary Shares held by the Joe and Clara Tsai Foundation Limited and, accordingly, may be deemed to have beneficial ownership of the Ordinary Shares held by the Joe and Clara Tsai Foundation Limited.

JSP Investment Limited

As of December 31, 2019, JSP Investment Limited directly held 350,404,608 Ordinary Shares. Cathy Ying Zhang is the sole director of JSP Investment Limited and may, therefore, have been deemed to beneficially own such Ordinary Shares. JSP Investment Limited and Cathy Ying Zhang on its behalf have granted Jack Yun Ma a revocable proxy to vote the Ordinary Shares owned by JSP Investment Limited.

Parufam Limited

As of December 31, 2019, Parufam Limited directly held 153,385,672 Ordinary Shares. Joseph Tsai is a director of Parufam Limited and has been granted a revocable proxy to vote the Ordinary Shares owned by Parufam Limited. Joseph Tsai may, therefore, have been deemed to beneficially own the Ordinary Shares owned by Parufam Limited.

PMH Holding Limited

As of December 31, 2019, PMH Holding Limited directly held 72,985,424 Ordinary Shares. Joseph Tsai is the sole director of PMH Holding Limited with voting and dispositive power over the Ordinary Shares owned by PMH Holding Limited and may, therefore, have been deemed to beneficially own such Ordinary Shares. PMH Holding Limited has also granted Joseph Tsai a revocable proxy to vote the Ordinary Shares owned by PMH Holding Limited.

Ying Capital Limited and Yun Capital Limited

As of December 31, 2019, each of Ying Capital Limited and Yun Capital Limited was the direct holder of 83,591,368 Ordinary Shares. These Ordinary Shares were acquired upon the exercise of certain options granted by the Issuer. For each of the eight years beginning September 18, 2015, each of Ying Capital Limited and Yun Capital Limited may sell up to 17,500,000 (as adjusted for the Stock Split) Ordinary Shares per year acquired from the exercise of such options (plus any Ordinary Shares acquired pursuant to such options unsold from previous tranches). Each of Ying Capital Limited and Yun Capital Limited has agreed to grant Jack Yun Ma a revocable proxy to vote the Ordinary Shares owned by such entity and, accordingly, Jack Yun Ma may have been deemed to have voting power over the Ordinary Shares held by Ying Capital Limited and Yun Capital Limited. Lion International Management Limited, a professional management company, is sole director of each of Ying Capital Limited and Yun Capital Limited. The Jack Ma Philanthropic Foundation is the sole shareholder of each of Ying Capital Limited and Yun Capital Limited. Lion International Management Limited is required to take investment direction with respect to the shares held by Ying Capital Limited and Yun Capital Limited from the Investment Committee of the Jack Ma Philanthropic Foundation. The Jack Ma Philanthropic Foundation and Cathy Ying Zhang, as the sole member of the Jack Ma Philanthropic Foundation Investment Committee, therefore, may each have been deemed to beneficially own the Ordinary Shares over which Ying Capital Limited and Yun Capital Limited had dispositive power as of December 31, 2019.

	(b)	Percent of class: See Item 11 of each cover page, which is based upon Item 9 of each cover page. See also Item 4(a) above.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See Item 5 of each cover page. See also Item 4(a) above.
		(ii)	Shared power to vote or to direct the vote See Item 6 of each cover page. See also Item 4(a) above.
		(iii)	Sole power to dispose or to direct the disposition of See Item 7 of each cover page. See also Item 4(a) above.
		(iv)	Shared power to dispose or to direct the disposition of See Item 8 of each cover page. See also Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Certain family trusts have the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares held by JC Properties Limited, JSP Investment Limited and Parufam Limited. The Donation Committee of the Jack Ma Philanthropic Foundation, which is made up of Jack Yun Ma and Cathy Ying Zhang, has the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares held by Ying Capital Limited and Yun Capital Limited. The Joe and Clara Tsai Foundation has the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares held by the Joe and Clara Tsai Foundation Limited.

Except as set forth above and in Item 4 hereof, to the best knowledge of the Reporting Persons, no one other than the Reporting Persons or the equityholders of the Reporting Persons, where applicable, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of outstanding Ordinary Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

The parties to the Voting Agreement may be deemed to be a “group” pursuant to Rule 13d-5 of the Exchange Act. If the parties to the Voting Agreement are deemed to be a group, the members of such group would be the Reporting Persons, SoftBank Group Corp., West Raptor Holdings LLC, Skywalk Finance GK and Altaba Inc..

The Reporting Persons have agreed to jointly file this Amendment No. 5 to Schedule 13G in accordance with Rule 13d-1(k) of the Exchange Act, the agreement with respect to which is attached hereto as Exhibit 99.1.  Each Reporting Person expressly disclaims beneficial ownership with respect to any Ordinary Shares of the Issuer other than the Ordinary Shares directly held by such Reporting Person.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

JACK YUN MA

By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

JOSEPH C. TSAI

By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

CLARA WU MING-HUA

By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

APN LTD.

By:	Jack Yun Ma, its director

By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

JACK MA PHILANTHROPIC FOUNDATION

By:	HSBC Trustee (C.I.) Limited, its trustee

By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

JC PROPERTIES LIMITED

By:	Cathy Ying Zhang, its director

By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

[Signature Page to Schedule 13G]

JOE AND CLARA TSAI FOUNDATION LIMITED

By:	Primary Management Limited, its director

By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

JSP INVESTMENT LIMITED

By:	Cathy Ying Zhang, its director

By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

PARUFAM LIMITED

By:	Joseph C. Tsai, its director

By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

PMH HOLDING LIMITED

By:	Joseph C. Tsai, its director

By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

YING CAPITAL LIMITED

By:	Lion International Management Limited, its director

By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

YUN CAPITAL LIMITED

By:	Lion International Management Limited, its director

By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

[Signature Page to Schedule 13G]

Exhibit Index

Exhibit 99.1

Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 99.1 of Amendment No. 3 to the Schedule 13G filed by the Reporting Persons on February 14, 2018).

Exhibit 99.2

Power of Attorney of Jack Yun Ma, Joseph C. Tsai, Clara Wu Ming-Hua, APN Ltd., JC Properties Limited, JSP Investment Limited, Parufam Limited and PMH Holding Limited (incorporated by reference to Exhibit 99.2 of Amendment No. 3 to the Schedule 13G filed by the Reporting Persons on February 14, 2018).

Exhibit 99.3

Power of Attorney of Joe and Clara Tsai Foundation Limited, Ying Capital Limited and Yun Capital Limited (incorporated by reference to Exhibit 99.3 of Amendment No. 3 to the Schedule 13G filed by the Reporting Persons on February 14, 2018).

Exhibit 99.4	Power of Attorney of Jack Ma Philanthropic Foundation (incorporated by reference to Exhibit 99.4 of Amendment No. 3 to the Schedule 13G filed by the Reporting Persons on February 14, 2018).